SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the market announcements released on May 21, 2015 and November 4, 2015, we hereby inform our shareholders and the market in general that Agência Nacional de Energia Elétrica – ANEEL, approved by resolution of its Board of Officers on this date, the value of R$ 8,999,520,181.38 (eight billion nine hundred and nighty nine million and five hundred and twenty thousand and one hundred and eighty one reais and thirty eight cents), date based on December, 2012, that corresponds to the portion of electrical transmission assets existent on May 31, 2000, not yet amortized, for indemnity purposes of the named facilities Rede Básica Sistema Existente – RBSE and Other Transmission Installations – RPC of the subsidiary Furnas Centrais Elétricas S.A. – (“Furnas”), in accordance with article 15, second paragraph, of Law 12,783/13.

According to the Market Announcements aforementioned, the Appraisal Report delivered by Furnas to ANEEL had certified, at first, the value of R$ 10,669 million, on the base date of December 2012, as based value for the mentioned indemnity, in which the residual current book value of the referred assets is R$ 4,530 million.

The remuneration and conditions of this amount will be object of regulation.

The Company will keep the Market informed of the subject matter of this press release.

Rio de Janeiro, December 15, 2015.

Armando Casado de Araujo

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.